Exhibit 99.2

NOTICE OF REDEMPTION OF ALL OUTSTANDING
PUBLIC WARRANTS (CUSIP M2197Q115) AND PRIVATE PLACEMENT WARRANTS

August 15, 2024

Dear Warrant Holder,

Cellebrite DI Ltd. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on September 16, 2024 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value NIS 0.00001 per share (the “Ordinary Shares”), that were issued pursuant to that certain Assignment, Assumption and Amended and Restated Warrant Agreement, dated on August 30, 2021 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) (“Equiniti”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). The Public Warrants were originally issued by TWC Tech Holdings II Corp. (“TWC”) in connection with its initial public offering. They were subsequently assumed by the Company and converted into warrants to purchase Ordinary Shares of the Company as a result of the Company’s business combination with TWC which was consummated on August 30, 2021 (the “Business Combination”).

In addition, the Company will redeem all of its outstanding private placement warrants to purchase Ordinary Shares (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants. The Private Placement warrants were issued by TWC in a private placement transaction under the Private Placement Warrants Purchase Agreement, dated as of September 10, 2020, by and between TWC and TWC Tech Holdings II, LLC. The Private Placement Warrants were also converted into warrants to purchase Ordinary Shares as a result of the Business Combination.

Equiniti serves as warrant agent (the “Warrant Agent”) with respect to the Warrants.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last reported sales price of the Ordinary Shares for any twenty trading days within the thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given (the “Reference Value”) equals or exceeds $10.00 per share and (ii) if the Reference Value is less than $18.00 per share, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent has delivered this notice of redemption (this “Notice of Redemption”) to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable Ordinary Shares underlying such Warrants. At any time after this Notice of Redemption has been delivered and prior to 5:00 p.m. New York City time on the Redemption Date, Warrant holders may elect to:

(i)	exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share (the “Cash Exercise Price”), or

(ii)	surrender their Warrants on a “cashless basis” (a “Make-Whole Exercise”) in which case the surrendering holder will receive a number of Ordinary Shares to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the “Redemption Fair Market Value”) of the Ordinary Shares during the ten trading days immediately following the date on which this Notice of Redemption is sent to registered holders of Warrants.

Warrantholders who exercise for cash will be subject to Israeli withholding tax requirements, unless certain requirements described herein are satisfied. The Company has obtained a ruling from the Israeli Tax Authorities, as further described below, that exempts the Company from the potential obligation to withhold tax upon the issuance of Ordinary Shares to holders of the Public Warrants who effect a Make-Whole Exercise.

Ordinary Shares issuable upon the exercise of the options pursuant to sub-paragraphs (i) and (ii) will be issued free from any restriction on transfer to any Warrantholder who is not an “affiliate” of the Company (as such term is defined under the Securities Act).

The Company will provide holders the Redemption Fair Market Value no later than one business day after such ten-trading day period ends. The Company expects to provide such notice on August 30, 2024. In no event will the number of Ordinary Shares issued in connection with a surrender on a cashless basis exceed 0.361 Ordinary Shares per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

The Ordinary Shares and the Public Warrants are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “CLBT” and “CLBTW,” respectively. We understand from Nasdaq that September 13, 2024, the trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on Nasdaq.

The CUSIP number appearing herein has been included solely for the convenience of the holders of the Public Warrants. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Public Warrants or as contained in this Notice of Redemption. Any redemption of the Public Warrants shall not be affected by any defect in or omission of such identification number.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price, net of any applicable tax withholding, or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants.

The Company is exercising this right to redeem the Warrants pursuant to Section 6.5 of the Warrant Agreement. Pursuant to such provision, the Company has the right to redeem all of the outstanding Public Warrants if (i) the Reference Value equals or exceeds $10.00 per share and (ii) if the Reference Value is less than $18.00 per share, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants.

The last sales price of the Ordinary Shares has equaled or exceeded $10.00 per share and was less than $18.00 per share on each of twenty trading days within the thirty-day trading period ending on August 12, 2024 (which is the third trading day prior to the date of this Notice of Redemption).

EXERCISE PROCEDURE

Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase Ordinary Shares. Payment upon exercise of the Warrants may be made either (i) in cash, at the Cash Exercise Price or (ii) on a “cashless basis” in which case the surrendering holder will receive a number of Ordinary Shares to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Redemption Fair Market Value. The Company will notify holders as to the Redemption Fair Market Value no later than one business day after the relevant ten-trading day period ends. In no event will the number of Ordinary Shares issued in connection with a surrender on a cashless basis exceed 0.361 Ordinary Shares per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in an Ordinary Share, the number of Ordinary Shares the holder will be entitled to receive will be rounded down to the nearest whole number of Ordinary Shares.

Payment of the Cash Exercise Price must be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.

Persons who are holders of record of their Warrants may exercise their Warrants by sending (1) the warrant certificate representing the Warrants being exercised (a “Warrant Certificate”), if applicable, (2) a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among other things, the number of Warrants being exercised and whether such Warrants are being exercised for cash or surrendered on a cashless basis, and (3) if exercised for cash, payment in full of the Cash Exercise Price via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at:

Equiniti Trust Company, LLC
Operations Center,

Attn: Reorganization Department

55 Challenger Road, Suite 200, Ridgefield Park, New Jersey 07660

Telephone: (800) 937-5449 or (718) 921-8124
Email: ReorgWarrants@equiniti.com
Fax: (718) 236-2641

The method of delivery of the Warrants is at the option and risk of the holder. If delivered by mail, we recommend registered, insured mail.

The Warrant Certificate (if applicable), the fully and properly completed Election to Purchase form and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver the Warrant Certificate (if applicable), a fully and properly completed Election to Purchase or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder’s Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Public Warrant who hold their Public Warrants in “street name,” provided that a Notice of Guaranteed Delivery and, in the case of a cash exercise, payment in full of the Cash Exercise Price, is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date, broker-dealers shall have one business day from the Redemption Date, or 5:00 p.m. New York City time on September 17, 2024, to deliver the Public Warrants to the Warrant Agent. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or, in the case of a cash exercise, without the payment in full of the Cash Exercise Price will be deemed to have been delivered for redemption at $0.10 per Public Warrant, and not for exercise.

ISRAELI TAX CONSIDERATIONS

Exercise

The Company has obtained a ruling (the “Ruling”) from the Israeli Tax Authorities that exempts the Company from the potential obligation to withhold tax upon the issuance of Ordinary Shares to holders of the Public Warrants that are Qualified Holders (as defined below) upon the issuance of Ordinary Shares pursuant to a Make-Whole Exercise. The Ruling does not extend the same exemption to an exercise of the Warrants for cash or an exercise by a holder of a Private Placement Warrant. If a holder exercises for cash and if a holder who is not a Qualified Holder exercises pursuant to the Make-Whole Exercise, then such holder will be subject to a tax withholding under the Israeli Income Tax Ordinance [New Version] 5721-1961 and the applicable regulations (the “Ordinance”) at a rate of 30% of the taxable gain. In the event of exercise for cash, the gain which is subject to withholding shall be equal to the excess of market value of the shares issued upon exercise over the amount of the cash exercise price. In the event of issuance of Ordinary Shares pursuant to a Make-Whole Exercise the taxable gain shall be equal to the excess of the market value of the shares issued upon Make-Whole Exercise and the market value of the warrants. Accordingly, if a holder exercises for cash and if a holder who is not a Qualified Holder exercises pursuant to the Make-Whole Exercise, then such holder will have following three options:

(i)	provide the Company with a “certificate of residency” issued by an authorized government agency demonstrating that it is not a resident of Israel and in such event no withholding will be due; or

(ii)	provide a certificate of exemption from withholding from the Israeli Tax Authority which is reasonably acceptable to the Company and in such event no withholding will be due; or

(iii)	pay the Company the amount of the withholding tax that the Company will have to withhold, as determined by the Company.

The Company believes that holders of Public Warrants should consider carefully the implications of exercising for cash given this additional burden.

In the event that a holder who is not a Qualified Holder exercises pursuant to the Make-Whole Exercise or in the event that a holder exercises for cash, and in each of these cases such holder does not deliver any of the foregoing, then the Warrant Agent will holdback and cause the sale in the market, at its discretion, of a sufficient number of ordinary shares as is necessary to obtain the cash amount which is necessary in order to fund the Israeli tax withholding amount and all related expenses as determined by the Warrant Agent, and shall remit the withholding amount to the tax authorities. Accordingly, the amount of ordinary shares delivered to such holder shall be reduced by the number of ordinary shares sold as described above. The Company and the Warrant Agent shall have no liability with respect to such sale and there is no assurance as to the price obtained in such sale.

Qualified Holders under the Ruling means Holders who:

(1)	are not a “Controlling Member” as this term defined under Section 103 of the Ordinance; and

(2)	have acquired their rights after the Company became a Nasdaq listed company or received such rights as part of the Business Combination Agreement dated April 4, 2021 between the Company and TWC Tech Holdings II Corp; and

(3)	hold their shares in the Company through Israeli stock exchange members or non-Israeli brokers/banks which hold these shares in CEDE & Co.; and

(4)	are not a holder of record of the Company's ordinary shares or a relative (as defined in the Ordinance) of such holder of record; the term "relative" includes among others, (i) spouse, sibling, parent, grant parent, descendant, a spouse's descendant, and the spouse of any of the foregoing, (ii) a descendant of a sibling and the sibling of a parent, (iii) a corporate entity in which a person or its relative hold at least 25% of any of the means of control, or (iv) a trustee of any of the foregoing; and

(5)	are neither a Principal Shareholder ("baal inyan") nor an officer holder ("nosei misra") of the Company (as these terms are defined in the Israeli Securities Law, 5728-1968); and

(6)	are not employees of the Company nor relatives (as defined in the Ordinance) of employees of the Company; and

(7)	are not subject to any previous preliminary taxation decision from the Israeli Tax Authority determining a tax arrangement regarding the taxation of the shares such holders own, which contradicts the Ruling; and

(8)	are not subject to other arrangement by the Israeli Tax Authority that contradicts the Ruling.

Redemption

The Redemption Price is subject to reduction on account of Israeli withholding tax payable by the Company. The Company will withhold applicable tax at a rate of 30% from the Redemption Price unless the redeeming party:

(i)	provides the Company with a “certificate of residency” issued by an authorized government agency demonstrating that it is not a resident of Israel; or

(ii)	provides a certificate of exemption from withholding from the Israeli Tax Authority which is reasonably acceptable to the Company; or

(iii)	pays the Company the amount of the withholding tax that the Company will have to withhold, as determined by the Company.

PROSPECTUS

A prospectus covering the Ordinary Shares issuable upon the exercise of the Warrants is included in a registration statement (Registration No. 333-259826) initially filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2021 and originally declared effective by the SEC on October 6, 2021 (and amended by post-effective amendment No. 1 to the registration statement filed on March 30, 2022 and declared effective on April 5, 2022, and post-effective amendment No. 2 to the registration statement filed on September 13, 2022 and declared effective on September 21, 2022). The SEC also maintains an Internet website that contains a copy of the prospectus included in the registration statement. The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus, please visit our website at https://investors.cellebrite.com.

REDEMPTION PROCEDURE

Payment of the Redemption Price, after deduction of any applicable withholding tax, will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

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Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s Information Agent, D.F. King & Co., Inc. at:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550
Stockholders and All Others Call Toll-Free: (800) 431-9643

Email: CLBTW@dfking.com

Sincerely,

Cellebrite DI Ltd.

/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

Annex A

CELLEBRITE DI LTD.

ELECTION TO PURCHASE

The warrants (each, a “Warrant”) to purchase ordinary shares (the “Ordinary Shares”) of Cellebrite DI Ltd. (the “Company”) have been called for redemption by the Company pursuant to Section 6.3 of that certain Assignment, Assumption and Amended and Restated Warrant Agreement, dated August 30, 2021 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) (the “Equiniti”). Any Warrants that remain unexercised at 5:00 p.m. New York City time on the redemption date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

Check one box below and complete the corresponding paragraph:

☐	Exercise for Cash. The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive _____________ Ordinary Shares and herewith tenders payment for such Ordinary Shares to the order of the Company in the amount of $_____________ in accordance with the terms hereof. The undersigned requests that a certificate for such Ordinary Shares be registered in the name of the undersigned, whose address is _____________ and that such Ordinary Shares be delivered to _____________, whose address is _____________.

☐	Cashless Exercise. The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to exercise its Warrant pursuant to a Make-Whole Exercise (as defined in Section 6.5 of the Warrant Agreement) to receive the number of Ordinary Shares for which this Warrant is exercisable as determined in accordance with Subsection 3.3.1(d) and Section 6.5 of the Warrant Agreement. By executing this election form, the undersigned hereby confirms to the Company:

(1)	I am not a “Controlling Member” as this term defined under Section 103 of the Israeli Income Tax Ordinance [New Version] 5721-1961 (the “Ordinance”); and

(2)	I have acquired my rights after the Company became a Nasdaq listed company or received such rights as part of the Business Combination Agreement dated April 4, 2021 between the Company and TWC Tech Holdings II Corp; and

(3)	I hold my shares in the Company through Israeli stock exchange members or non-Israeli brokers/banks which hold these shares in CEDE & Co.; and

(4)	I am not a holder of record or a relative (as defined in the Ordinance) of a holder of record; and

(5)	I am neither a Principal Shareholder nor an officer holders of the Company (as these terms defined in the Israeli Securities Law, 5728-1968); and

(6)	I am neither an employees of the Company nor a relative (as defined in the Ordinance) of an employee of the Company; and

(7)	I am not subject to any previous preliminary taxation decision from the Israeli Tax Authority determining a tax arrangement regarding the taxation of the shares I own, which contradicts the Ruling; and

(8)	I am not subject to other arrangement by the Israeli Tax Authority that contradicts the Ruling

In the event that any of the foregoing confirmations is incorrect, you are requested to notify the Warrant Agent in writing.

Whether you elect a cashless exercise or to exercise for cash, please read carefully the section of the Notice of Redemption titled “Israel Tax Considerations” and evaluate the Israeli tax implications from such exercise.

If you check either of the boxes above, you are agreeing to exercise your Warrant for the total Ordinary Shares underlying your Warrant, unless you check the following box and provide the following information:

☐	If the number of shares issued is less than all of the Ordinary Shares purchasable pursuant to this Warrant Certificate (after giving effect to any exercise pursuant hereto), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Ordinary Shares be registered in the name of the undersigned, whose address is _____________ and that such Warrant Certificate be delivered to _____________, whose address is _____________.

[Signature Page Follows]

Date: _________________________

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.